UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

VALUE EXCHANGE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

829348 200
(CUSIP Number)

Heng Fai Ambrose Chan

c/o Alset International Limited

7 Temasek Boulevard #29-01B, Suntec Tower One

Singapore 038987

011 65 6333 9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829348 200

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Heng Fai Ambrose Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
14,322,797(1)
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
14,322,797(1)
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,322,797(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.61%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Consists of 7,321,163 shares of common stock, par value $0.00001 per share, of Value Exchange International, Inc. held by Heng Fai Chan, 6,500,000 shares held by GigWorld Inc., 39,968 shares held by BMI Capital Partners International Limited, 18,512 shares held by LiquidValue Development Pte Ltd. and 443,154 shares held by Decentralized Sharing Systems, Inc.

(2) Based on 36,156,130 shares of Common Stock outstanding.

CUSIP No. 829348 200

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GigWorld Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
6,500,000
	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER:
6,500,000
	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 22, 2021, Amendment No. 1 thereto, filed on July 19, 2021, Amendment No. 2 thereto, filed on August 18, 2021, Amendment No. 3 thereto, filed on November 15, 2021, and Amendment No. 4 filed on November 29, 2021. This Amendment No. 5 is being filed to disclose that, (i) on October 3, 2022, Mr. Heng Fai Chan purchased 20,000 shares of the Issuer’s common stock in multiple trades at a weighted average price of $.1663, and (ii) on October 5, 2022. Mr. Heng Fai Chan purchased 25,000 shares of the Issuer’s common stock in multiple trades at a weighted average price of $.2006.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D/A relates is the common stock, $0.00001 par value per share, of Value Exchange International, Inc., a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are located at Unit 602, Block B, 6 Floor, Shatin Industrial Centre, 5-7 Yuen Shun Circuit, Shatin, N.T., Hong Kong.

Item 2. Identity and Background.

(a) This Schedule 13D/A is filed by Heng Fai Chan and GigWorld Inc. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(b) The business addresses of the Reporting Persons are as follows: (i) Heng Fai Chan is c/o Alset International Limited, 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987; and (ii) GigWorld Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814.

(c) Heng Fai Chan is the Chairman and Chief Executive Officer of Alset Inc. and the Chairman and Chief Executive Officer of Alset International Limited. The business address of Alset Inc. is 4800 Montgomery Lane, Suite 210, Bethesda, MD 20814. The business address of Alset International Limited is 7 Temasek Boulevard #29-01B, Suntec Tower One, Singapore 038987. GigWorld Inc. is engaged in the development of technology.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Heng Fai Chan is a citizen of Singapore. GigWorld Inc. is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Considerations

Heng Fai Chan purchased the Issuer’s common stock with personal funds.

Item 4. Purpose of Transaction

On October 3, 2022, Mr. Heng Fai Chan purchased 20,000 shares of the Issuer’s common stock for investment purposes in multiple trades at a weighted average price of $.1663.

On October 5, 2022. Mr. Heng Fai Chan purchased 25,000 shares of the Issuer’s common stock in multiple trades at a weighted average price of $.2006.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses to Items 7-13 of the cover pages of this Schedule 13D/A are incorporated herein by reference. Mr. Chan may be deemed to have voting and dispositive power over the shares of the Issuer’s common stock owned by GigWorld Inc.

(c) Neither Reporting Person has acquired any shares of the Issuer’s common stock during the previous sixty days, other than (i) the 45,000 shares of the Issuer’s common stock described herein.

(d) None

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 22, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with Respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer. GigWorld Inc.’s majority shareholder is Alset Inc. (formerly known as Alset EHome International Inc.). Mr. Chan is, personally and through entities he controls, the largest shareholder of Alset Inc. Mr. Chan is the Chairman of GigWorld Inc. and the Chief Executive Officer and Chairman of Alset Inc.

BMI Capital Partners International Limited is owned by Alset International Limited. Alset International Limited is a subsidiary of Alset Inc.

LiquidValue Development Pte Ltd. is a subsidiary of Alset Inc.

Decentralized Sharing Systems, Inc. is a subsidiary of DSS, Inc. Mr Chan is personally and through entities he controls, the largest shareholder of DSS, Inc. Mr Chan is the Chairman of DSS, Inc.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated April 22, 2021 between Heng Fai Chan and GigWorld Inc., incorporated by reference to Schedule 13D filed on April 22, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 7, 2022	/s/ Heng Fai Ambrose Chan
	Name:	Heng Fai Ambrose Chan

GigWorld Inc.

/s/ Heng Fai Ambrose Chan
Name:	Heng Fai Ambrose Chan
Title:	Chairman